BOSS Tech, Inc.

Audited (2023) and Unaudited (2024) Consolidated Financial Statements — Fiscal Years Ended December 31, 2023 and 2024

Income Statement	2024	2023
Gross Profit	-	-
G&A		
Wages	235,916	157,059
Legal	25,435	16,609
Facilities	233,226	153,423
Expenses	166,611	143,894
Total G&A	**661,189**	**470,985**
S&M		
Wages	419,538	393,277
Expenses	20,481	24,689
Total S&M	**440,019**	**417,967**
R&D		
Wages	1,133,144	677,710
Expenses	99,319	26,570
Total R&D	**1,232,462**	**704,280**
Other		
Interest, taxes	4,622	728
Non Deductible	14,291	9,491
Total Other	**18,904**	**10,220**
Net Expenses	**2,352,574**	**1,603,452**
Net Income	**(2,352,574)**	**(1,603,452)**

Statement of Cash Flows	2024	2023
Operating		
Net Income	(2,352,574)	(1,603,452)
AR	-	-
AP	(47,143)	47,143
Accrued Expenses	(58,894)	35,926
Depreciation	14,942	6,163
Net Operating	**(2,443,670)**	**(1,514,219)**
Investing		
Fixed Assets	(28,357)	(75,811)
Net Investing	**(28,357)**	**(75,811)**
Financing		
LLC Contributions	(1,772,057)	1,350,893
Common Stock	1,772,057	-
SAFEs	2,500,000	256,525

	2,500,000	1,607,418
Net Financing		
Net Cash Change	**27,973**	**17,387**
Balance Sheet	**2024**	**2023**
Assets		
Current Assets	51,148	23,175
Fixed Assets	92,521	79,106
Total Assets	**143,669**	**102,281**
Liabilities		
AP	-	47,143
Accrued Expense	(22,968)	35,926
Total Liabilities	**(22,968)**	**83,070**
Equity		
LLC Contributions	-	1,772,057
Common Stock	1,772,057	-
SAFEs	2,756,525	256,525
Retained Earnings	(2,009,371)	(405,919)
Net Income	(2,352,574)	(1,603,452)
Total Equity	**166,637**	**19,211**
Total Liabilities & Equity	**143,669**	**102,281**

BOSS Tech, Inc. — Statement of Changes in Equity

Audited (2023) and Unaudited (2024) — Fiscal Years Ended December 31, 2023 and 2024

	LLC Contributions	Common Stock	SAFEs	Retained Earnings (Accumulated Deficit)	Total Equity
Balance, January 1, 2023	**421,165**	-	-	**(405,919)**	**15,246**
LLC contributions during 2023	1,350,892	-	-	-	1,350,892
Issuance of SAFEs (under LLC)	-	-	256,525	-	256,525
Net loss for 2023	-	-	-	(1,603,452)	(1,603,452)
Balance, December 31, 2023	**1,772,057**	-	**256,525**	**(2,009,371)**	**19,211**
Conversion from LLC to Delaware corporation, January	(1,772,057)	1,772,057	-	-	-
Issuance of SAFEs during 2024	-	-	2,500,000	-	2,500,000
Net loss for 2024	-	-	-	(2,352,574)	(2,352,574)
Balance, December 31, 2024	-	**1,772,057**	**2,756,525**	**(4,361,945)**	**166,637**

Explanatory Note

These consolidated financial statements of BOSS Tech, Inc. cover the fiscal years ended December 31, 2023 and December 31, 2024 and include the Company and its Costa Rica subsidiary, Pura Vida Services. They are filed as the financial-statement exhibit to the Company's late-filed Form C-AR for fiscal year 2024.

The financial statements for the year ended December 31, 2024 are internal management financial statements. The Company did not conduct any Regulation Crowdfunding offering during 2024; all securities issued during 2024 were sold in private transactions exempt from registration under Securities Act exemptions other than Regulation Crowdfunding.

Effective January 1, 2024, the Company converted from a Delaware limited liability company to a Delaware corporation. In connection with the conversion, SAFEs previously classified as long-term liabilities while the Company was an LLC were reclassified to equity. As of December 31, 2024, all SAFEs are reflected within Equity on the balance sheet.

Accounts Payable and Accrued Expense balances appearing on the balance sheet represent operating liabilities rather than borrowings, and are not reported on the Short-term Debt line of Form C-AR.

The negative balance shown for Accrued Expense at December 31, 2024 reflects a reclassification and does not represent a borrowing or other indebtedness.